KH 3/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- [redacted] 68235

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Priority Capital Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10188 Telesis Court, Suite 130
(No. and Street)

San Diego	California	92121
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Nunn (281) 367-0380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northbridge	California	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

[redacted]

11019934

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SP 3/22

OATH OR AFFIRMATION

I, Richard Nunn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Priority Capital Investments, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

DANIEL EUGENE LEGAYE, JR
Notary Public, State of Texas
My Commission Expires
April 01, 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Priority Capital Investment, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2010

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Priority Capital Investments, LLC

We have audited the accompanying statement of assets, liabilities and stockholder's equity-liquidation basis of Priority Capital Investments, LLC as of December 31, 2010 and related statements of operations, changes in stockholder's equity and statement of cash flow for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 5, these financial statements were prepared on the basis of estimated realizable amounts, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the statement referred to above presents fairly, in all material respects, the assets, liabilities, and stockholders' equity of Priority Capital Investments, LLC as of December 31, 2010, and its revenues and expenses, changes in stockholder's equity and statement of cash flows for the year then ended, on the basis of accounting described in Note 5.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 24, 2011

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND

Priority Capital Investment, LLC
Statement of Financial Condition
December 31, 2010

Assets

Cash	$	479,070
Accounts receivable		165,346
Property and equipment, net		35,816
Deposits		31,100
Total assets	$	711,332

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	29,631
Compensation and benefits payable		62,057
Payable to related party		800
Income taxes payable		2,500
Total liabilities		94,988

Commitments and contingencies

Member's equity

Member's equity		616,344
Total member's equity		616,344
Total liabilities and member's equity	$	711,332

The accompanying notes are an integral part of these financial statements.

Priority Capital Investment, LLC
Statement of Operations
For the Year Ended December 31, 2010

Revenues	
Commissions	$ 616,178
Interest income	542
Net investment gains (losses)	(3,048)
Total revenues	613,672
Expenses	
Employee compensation and benefits	2,642,844
Professional fees	121,526
Communications	111,917
Occupancy and equipment rental	95,015
Write off of deferred software costs	124,160
Impairment loss- fixed assets	140,060
Write off of prepaid assets	62,732
Other operating expenses	940,388
Total expenses	4,238,642
Net income (loss) before income tax provision	(3,624,970)
Income tax provision	3,300
Net income (loss)	$ (3,628,270)

The accompanying notes are an integral part of these financial statements.

Priority Capital Investment, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2010

	Member's Equity
Balance at December 31, 2009	$ 629,614
Capital contributions	3,615,000
Net income (loss)	(3,628,270)
Balance at December 31, 2010	$ 616,344

The accompanying notes are an integral part of these financial statements.

Priority Capital Investment, LLC
Statement of Cash Flows
For the Year Ended December 31, 2010

Cash flow from operating activities:		
Net income (loss)		$ (3,628,270)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation expense	$ 36,663	
Impairment loss on property and equipment	140,060	
(Increase) decrease in assets:		
Accounts receivable	(24,264)	
Prepaid expense	23,573	
Deferred software development costs	61,404	
Deposits	1,250	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(6,008)	
Compensation and benefits payable	16,326	
Payable to related party	800	
Income taxes payable	2,500	
Total adjustments		252,304
Net cash provided by (used in) operating activities		(3,375,966)
Cash flow from investing activities:		
Purchase of property and equipment	(76,042)	
Net cash provided by (used in) in investing activities		(76,042)
Cash flow from financing activities:		
Proceeds from capital contributions	3,615,000	
Net cash provided by (used in) financing activities		3,615,000
Net increase (decrease) in cash		162,992
Cash at beginning of year		316,078
Cash at end of year		$ 479,070
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ -	
Income taxes	$ -	

The accompanying notes are an integral part of these financial statements.

Priority Capital Investment, LLC
Notes to Financial Statements
December 31, 2010

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Priority Capital Investments, LLC (the "Company") was incorporated under the General Corporation Laws of the State of Delaware on March 31, 2009. The company is a wholly-owned subsidiary of Priority Capital Group ("the Parent").

The Company has elected to be treated as a dealer-manager under the National Association of Securities Dealers ("NASD") rule 1013. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"), and is authorized to engage in the wholesaling of publicly registered non-listed securities issued by real estate investment trusts ("REIT'S") and private placement of securities.

The Company engages in the wholesaling of non-listed securities to the public and acts as a broker or placement agent for securities exempt from registration under Section 4(2) of the Securities Act of 1933. The company may also act as a placement agent for securities exempt from registration pursuant to Rule 144A, Regulation D, or Regulation A.

The Company also acts as a dealer-manager with regard to public offerings it promotes on a best efforts basis, overseeing a network of independent broker dealers nationwide. Under this selling group arrangement, the Company receives 10% of the offering proceeds, and pays out 7% to the independent broker dealers, thus retaining 3% for itself.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial

Revenue is recognized upon the successful sale of registered securities to individual investors through a selling group consisting of a nationwide network of independent broker dealers.

Note 2: PROPERTY AND EQUIPMENT, NET

Property and equipment are stated at estimated realizable value, based on the assumption the assets will be sold at liquidation. An impairment charge has been made accordingly.

Property and equipment are recorded net of accumulated depreciation and impairment charges and are summarized by major classifications as follows:

		Useful Life
Office furniture	$ 129,881	7
Computer equipment	29,720	3
File server	33,195	3
Network	26,560	3
	219,356	
Less: accumulated depreciation and impairment charges	(183,540)	
Property and equipment, net	$ 35,816	

Depreciation expense for the year ended December 31, 2010, was $36,663.

Impairment charges totaled $140,060.

Note 3: INCOME TAXES

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

Note 3: INCOME TAXES
(Continued)

The Company is subject to a Limited Liability Company gross receipts fee, and a minimum franchsie tax. As of December 31, 2010, the income tax provision consists of the following:

Franchise Tax	$	800
Gross receipts fee		2,500
Total Income tax provision	$	3,300

Note 4: RECOVERABLE EXPENSES

Pursuant to it's efforts to underwrite Pacific Office Properties Trust's ("POPT") $400 million common share offering, the Company has incurred substantial marketing, account management and legal costs for the benefit of the issuing company. Under the terms of their underwriting agreement, the Company is to be reimbursed for those costs by POPT at such time as proceeds from the offering begin. As of December 31, 2010, $162,420 of expenditures were determined to be recoverable under this arrangement, and are included on the accompanying Statement of Financial Condition as Accounts Receivable. All such expenses are deemed fully recoverable at December 31, 2010.

Note 5: SUBSEQUENT EVENTS

In January 2011, "POPT" decided to terminate the $400 million public offering of senior common stock for which the Company was serving as managing broker-dealer. At the time of termination, approximately $24 million of that offering had been subscribed. Investors will retain the shares purchased, with the likelihood they will be redeemed eventually by the issuing company.

With the loss of its sole source of revenue, ownership of the Company decided to cease operations and close the office in San Diego with the exception of David Thailing, the CEO, the entire staff of the Company has been terminated as of the date of this report, with appropriate severance compensation paid. David Thailing's final date of employment and severance payment will be Februaury 28, 2011. The Company's 401K plan has been terminated, with plan assets to be distributed according to individual plan participant's instructions.

Company ownership is considering a number of options with respect to the FINRA registration it holds and the various state licenses that are currently active. Options include withdrawing the current registration, or seeking an investor to take over that registration. No decision in this regard had been made as of the date of this report.

Note 5: SUBSEQUENT EVENTS
(Continued)

Assets of the Company are reflected on a liquidation or realization basis on the accompanying Balance Sheet. Asset reductions have been charged against 2010 earnings, and appear on the accompanying Statement of Operations as follows:

Write off prepaid expenses	$ 62,732
Write off of deferred software costs	124,160
Write down property, plant and equipment to estimated realizable value	140,060
Total amount written off	$ 326,952

As of the date of closing of the San Diego's office, parent company's management estimated the following obligations of the Company:

Severance and Compensation	$ 491,500
Rent (net of security deposit of $24,000)	44,000
Equipment rental	17,500
Other operating	6,200
	$ 559,200

The parent, Priority Capital Group, will provide the necessary funds to satisfy these and any other obligations that arise, either by direct payment, or through capital contributions to the Company. No accrual has been made for these obligations on the accompanying Balance Sheet.

Note 6: 401(K) SAVINGS AND INVESTMENT PLAN

The Company's defined contribution pension plans consist of a 401(k) Savings & Investment Plan ("401(k)") and a Roth 401(k) ("Roth 401(k)"). Employees can participate in the 401(k) by contributing on a tax-deferred basis, or on an after-tax basis via Roth contributions. The Company will match 100% of an employee's contributions up to 3%, and match 50% of each additional 1% contributed up to the maximum benefit of 5%. All eligible employees are entitled to matching benefits after 18 months of service. The Company accrues their matching share currently to properly match benefit costs with employee services, prior to actual employee vesting.At December 31, 2010, the total amount contributed was $62,119. As of February 2011, the plan has been terminated. All assets will be distributed to plan participants according to their contributed and vested interests.

Note 7: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 8: COMMITMENTS AND CONTINGENCIES

Commitments

Commencing on December 15, 2009, the Company entered into a lease for approximately 3,500 square feet of office space in an office building in San Diego, California for a period of twenty-four months. At December 31, 2010, monthly lease payments were $11,875. In January 2011, the Company exercised its option to terminate the lease, effective July 2011.

At December 31, 2010, the total of remaining payments were as follows:

Year Ending December 31,	
2011 (through July, 2011)	$ 71,250
	$ 71,250

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2010, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 9: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

For the year ending December 31, 2010, various Accounting Standard Updates ("ASU") issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU No.	Title	Effective Date
2009-01	The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (ASC 105) - a Replacement of FASB Statement No. 162	After September 15, 2009
2010-06	Fair Value Measurements and Disclosures (ASC 820): Improving Disclosures about Fair Value Measurements	After December 15, 2009
2010-09	Subsequent Events (ASC 855): Amendments to Certain Recognition and Disclosure Requirements	After February 24, 2010
2009-16	Accounting for Transfers of Financial Assets (ASC 860) - an Interpretation of FASB Statement No. 140	After November 15, 2009
2009-17	Consolidations (ASC 810) - Improvements to Financial Reporting by Enterprises with Variable Interest Entities	After November 15, 2009

Note 9: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 10: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2010, the Company had net capital of $384,082 which was $377,749 in excess of its required net capital of $6,333; and the Company's ratio of aggregate indebtedness ($94,988) to net capital was 0.25 to 1, which is less than the 15 to 1 maximum allowed.

Note 11: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $1,329 between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 385,411
Adjustments:		
Member's equity	$ (330,252)	
Non-allowable assets	328,923	
Total adjustments		(1,329)
Net capital per audited statements		$ 384,082

Priority Capital Investment, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2010

Computation of net capital		
Member's equity	$ 616,344	
Total member's equity		$ 616,344
Less: Non-allowable assets		
Accounts receivable	(165,346)	
Property and equipment, net	(35,816)	
Deposits	(31,100)	
Total non-allowable assets		(232,262)
Net capital		384,082
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 6,333	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(6,333)
Excess net capital		$ 377,749
Ratio of aggregate indebtedness to net capital	0.25 : 1	

There was a difference of $1,329 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2010 (See Note 11).

See independent auditor's report

Priority Capital Investment, LLC
Schedule II - Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2010

A computation of reserve requirements is not applicable to Priority Capital Investment, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

Priority Capital Investment, LLC
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2010

Information relating to possession or control requirements is not applicable to Priority Capital Investment, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

Priority Capital Investment, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2010

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Priority Capital Investment, LLC:

In planning and performing our audit of the financial statements of Priority Capital Investment, LLC (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 24, 2011

Priority Capital Investments, LLC

Report on the SIPC Annual Assessment

Pursuant to Rule 17a-5 (e)(4)

For the Year Ended December 31, 2010

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Priority Capital Investments, LLC

Pursuant to Rule 17a-5 (e) (4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Securities Investor Protection Corporation Assessments and Payments (Form SIPC- 7) of Priority Capital Investments, LLC ("the Company") for the period from January 1, 2010 to December 31, 2010. Our procedures were performed solely to assist the Company in complying with Rule 17a-5 (e) (4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;

2. Compared amounts reported on the unaudited Form X-17A-5 for the year ended December 31, 2010, with the amounts reported in General Assessment Reconciliation (Form SIPC-7);

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7 and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an examination made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above.

In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on the Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to schedules referred to above and does not extend to any financial statements of Priority Capital Investments, LLC taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 24, 2011

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND

Priority Capital Investments, LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2010

	Amount
Total assessment	$ 1,454
SIPC-6 general assessment Payment made on July 29, 2010	(150)
Prior overpayment applied	(99)
SIPC-7 general assessment Payment made on February 22, 2010	(1,205)
Total assessment balance (overpayment carried forward)	$ 0